July 8, 2019

Randy S. Gordon
President and Chief Executive Officer
Paradise Inc.
1200 W. Dr. Martin Luther King, Jr. Blvd.
Plant City, FL 33563

       Re: Paradise Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 3, 2019
           File No. 000-03026

Dear Mr. Gordon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources